SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 30 September 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris .

Date: 30 September 2008

Name of applicant:		The Governor and Company of the Bank of Ireland
Name of scheme:		Sharesave Scheme (SAYE), Executive Stock Option Scheme (ESOS), Long Term Performance Stock Plan (LPTSP) and Long Term Incentive Plan (LTIP).
Period of return:	From:	1 January 2008	To:	30 June 2008
Balance of unallotted securities under scheme(s) from previous return:		SAYE: 3,816,482 ESOS: 146,405 LTPSP/LTIP: 871,280
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		SAYE: 1,000,000 ESOS: 8,000,000 LTPSP/LTIP: 1,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		SAYE: 17,705 ESOS: NIL LTPSP/LTIP: NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		SAYE: 4,798,777 ESOS: 8,146,405 LTPSP/LTIP: 1,871,280

Name of contact:	John B. Clifford – Group Secretary
Telephone number of contact:	+ 353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 30 September 2008